FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Releases 2023 Annual ESG Report

Toronto, Ontario (July 19, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) has released its annual Environmental, Social, and Governance (ESG) Report (“ESG Report”), which outlines the Company’s progress on its ESG performance in 2023 across its operations, projects and offices.
“During 2023 our Alamos Gold team had the opportunity to reflect on two decades as a Company, and I am proud to say that our dedication to responsible mining has been foundational to achieving one of the best growth profiles in the sector,” said President & CEO John McCluskey. “I am proud that the Alamos team is willing to go above and beyond with our sustainability initiatives that will allow us to make progress in both the near and longer term.”
Alamos’ 2023 ESG Report, available at https://esg2023.alamosgold.com, highlights the Company’s significant sustainability efforts and the resulting achievements which include:
•An 8% reduction in total Scope 1 and 2 greenhouse gas emissions;
•A 5% reduction in the Company’s Total Recordable Injury Frequency Rate;
•$2.2 million invested in local community initiatives including donations, sponsorships, community programs and infrastructure;
•Zero significant environmental incidents during the year, including zero reportable tailings-related incidents;
•Continued collaboration with impacted Indigenous communities in Canada, including the finalization of one new formal participation agreement during the year;
•Over 87,000 hours of training delivered to employees, including 22,000 hours of health, safety and emergency response training;
•99% of procurement spent with in-country suppliers;
•The Mulatos mine’s second consecutive year receiving the Silver Helmet Award from the Mining Chamber of Mexico (CAMIMEX) in recognition of outstanding health and safety performance; and
•Four years of compliance with the World Gold Council’s Responsible Gold Mining Principles (RGMPs).
The 2023 ESG Report is guided by the Sustainability Accounting Standards Board (SASB) Metals & Mining Industry Standard, the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), and the Global Reporting Initiative Standards (GRI) for sustainability reporting “Core” requirements. It focuses on economic, environmental, social and governance topics and indicators that are of the greatest interest to Alamos’ stakeholders.
Since 2013, Alamos has published an annual Sustainability Report to provide transparency on its sustainability initiatives and results from its operating mines. Since 2019, the Company has branded this publication as an ESG Report to reflect the depth of its content and the standards to which it now aligns.

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Investor Contact

Scott K. Parsons Senior Vice President, Investor Relations
(416) 368-9932 x 5439 ir@alamosgold.com

Media Contact

Rebecca Thompson Vice President, Public Affairs
(416) 368-9932 x 5448 media@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
Cautionary Note
This News Release and Alamos’ 2023 ESG Report that is the subject matter of this News Release, contain forward-looking statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “inferred”, “schedule”, "estimate", "budget", “continue”, “potential”, “outlook”, “trending”, “plan”, “target” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could”, “would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Forward looking statements in this News Release may include statements and information as to the strategy, plans, expectations or future financial or operating performance of the Company. Cautionary Notes with respect to the forward-looking information contained in the 2023 ESG Report can be found in that report under “Cautionary Statements”.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new illnesses, diseases, epidemics and pandemics, and associated impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations); the duration of any regulatory responses to any widespread illnesses, diseases, epidemics or pandemics and government and the Company’s attempts to reduce their spread, which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates; the impact of inflation; changes in the Company’s credit rating; any decision to declare a quarterly

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TRADING SYMBOL: TSX:AGI NYSE:AGI

dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; risks associated with the startup of new mines; delays in or with the Phase 3+ Expansion Project at the Island Gold mine, construction decisions and any development of the Lynn Lake Gold Project; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards and accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change and other climate-related risks such as warm spells, cold spells, heavy precipitation, storms, wildfires, floods, drought, which may have an effect on mine permitting, operations, ore extraction, mine closure or impact on employee safety and the local environment; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this News Release and the 2023 ESG Report, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis each under the heading “Risk Factors”, available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors, and assumptions found in this News Release and the 2023 ESG Report.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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